SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09047532

SEC
Mail Processing
Section

DEC 29 2009

Washington, DC
122

December 16, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published December 8, 9, 14, 15 and 16, 2009.

Best regards,

Skanska AB

Marianne Bergström

dlw 1/7

Published	Item	Document name	Required by
December 8, 2009	Press Release	Skanska calls for a strong global deal at COP15 in Copenhagen	law and by the listing agreement with Stockholm Stock Exchange
December 9, 2009	Press Release	Skanska to construct hotel in Norway for NOK 550 M, or about SEK 680 M	law and by the listing agreement with Stockholm Stock Exchange
December 14, 2009	Press Release	Skanska awarded contract to construct high school in Oregon for USD 61.8 M, about SEK 430 M	law and by the listing agreement with Stockholm Stock Exchange
December 14, 2009	Press Release	Skanska to construct industrial facility in Arizona for USD 85 M, or about SEK 595 M	law and by the listing agreement with Stockholm Stock Exchange
December 14, 2009	Press Release	Skanska to build hospital in Washington State in US for USD 71.4 M, about SEK 500 M	law and by the listing agreement with Stockholm Stock Exchange
December 15, 2009	Press Release	Anders Kupsu leaves Skanska to become Managing Director for Diligentia	law and by the listing agreement with Stockholm Stock Exchange
December 16, 2009	Press Release	Skanska sells GreenBuilding property in Warsaw valued at SEK 740 M – sales profit totals approximately SEK 50 M	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

December 8, 2009
9:00 am CET

Skanska calls for a strong global deal at COP15 in Copenhagen

Together with many other international companies Skanska has taken several actions to urge for a strong, global deal at United Nations Climate Change Conference, COP 15. The meeting is being held in Copenhagen December 7-18.

Most important is that Skanska, as the only Scandinavian company and only company from the construction sector, contributed to the development and is a co-signer of The Copenhagen Communiqué.

In the Communiqué, more than 850 international business leaders say: "These are difficult and challenging times for the international business community and a poor outcome from the UN Climate Change Conference in Copenhagen will only make them more so, by creating uncertainty and undermining confidence." The companies finish by stating: "The more ambitious the framework, the more business will deliver" but stress that "delay is not an option".

Business is the only part of Civil Society that has the resources and skills to change how the world will look in the future. Governments can help make it easier and move quicker, but most of the work will actually be done by a business of some kind.

"This is a crucial issue for business, the world needs to see more action and at a faster pace. A strong international framework is needed so that business can do what it does best – planning for the long-term and deploying our resources efficiently. When frameworks are not well defined, companies will probably avoid taking action." says Johan Karlström, President and CEO of Skanska.

In conjunction with COP 15 in Copenhagen Skanska, together with its partner Norrporten, will host a meeting for business groups urging for a global deal. Skanska and Norrporten are supporting the meeting with its modern office facilities "Neroporten" situated between the airport and the city center of Copenhagen.

Buildings currently account for 40 percent of global carbon emissions during their lifetime, which is more than, for example, the automotive industry. Skanska has already the solutions and the ambition to lead the construction sector in lowering their impact on the climate.

"Skanska is committed to playing its part in helping society avoid dangerous climate change, we know that we can be an important part of the solution", says Johan Karlström.

As a part of the effort to lower the impact from construction Skanska has established a unit for Green Business that will work to enhance the green offering for Skanska's customers. This may include solutions and agreements regarding continuous upgrades to ensure that a property remains as energy efficient as possible, even years after it were constructed or renovated.

"Climate Change needs to be continuously discussed and the benefits of energy efficient solutions highlighted. We encourage customers to a dialogue on how we can reduce the dangerous climate change together," says Cecilia Fasth, Green Business Officer (GBO) and head of Skanska Green Business.

The full text of the Copenhagen Communiqué, along with the complete list of supporting companies, is available at: www.copenhagencommunique.com.

For further information please contact:

Noel Morrin, Senior Vice President Sustainability, Skanska,
tel +46 104488898
Cecilia Fasth, Green Business Officer (GBO), Skanska,
tel +46 10 448 44 16, +46 70 528 38 15.
Pelle Berg, Press Officer Skanska, tel +46 10 448 88 28.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press release

December 9, 2009
08:30 a.m.

Skanska to construct hotel in Norway for NOK 550 M, or about SEK 680 M

Skanska has secured an assignment to construct a Clarion Hotel in Trondheim, Norway. The contract value is NOK 550 M, or about SEK 680 M, which will be included in order bookings for the fourth quarter. The customer is Star Property AS.

The new hotel, which comprises a total of 31,000 square meters of floor space, will have 400 rooms and a large conference hall.

Construction will begin in the summer of 2010 and the project will be completed by April 2012.

In Norway, Skanska has also recently secured two tunnel-construction assignments valued at NOK 338 M and NOK 730 M, respectively.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,000 employees. In 2008, Skanska Norway generated revenues of approximately SEK 13.3 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information, please contact:

Geir Linge, Head of Communications, Skanska Norway,
tel +47 92 25 11 25
Pelle Berg, Press Officer, Skanska AB, tel +46 10 448 88 28.
Direct line for the media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, the US and Latin America. Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

December 14, 2009
08:15 am CET

Skanska awarded contract to construct high school in Oregon for USD 61.8 M, about SEK 430 M

Skanska has secured an assignment to construct a high school in Oregon, in the US. The contract amounts to USD 61.8 M, about SEK 430 M, which is included in order bookings for the fourth quarter. The customer is Redmond School District, Redmond, Oregon.

The contract pertains to a 25,000-square-meter school building, which will contain 32 classrooms, 17 labs, student collaboration areas, and theatrical and athletics facilities.

The school building will be designed to meet the requirements for Gold-Level Certification in accordance with the LEED international environmental classification system (Leadership in Energy and Environmental Design). For example, solar panels will help provide power to the school.

The school will accommodate 1,400 students and will be completed in time for the 2012 autumn term.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries, including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information, contact:

Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the U.S. and Latin America. Skanska's sales in 2008 totaled SEK 144 M.

SKANSKA

Press Release

December 14, 2009
08:30 am CET

Skanska to construct industrial facility in Arizona for USD 85 M, or about SEK 595 M

Skanska has secured a construction management assignment for an industrial building. The contract totals USD 85 M, or about SEK 595 M, which will be included in order bookings for the fourth quarter.

The assignment pertains to a large industrial facility for a manufacturing company that is one of Skanska's repeat customers. The project is located in Arizona and will be carried out by Skanska's Oregon office.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596
Pelle Berg, Press Officer, Skanska, tel +46 10 448 88 28
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

December 14, 2009
08:45 am CET

Skanska to build hospital in Washington State in US for USD 71.4 M, about SEK 500 M

Skanska has been contracted by MultiCare Health Systems for the final phase of construction management work for a hospital expansion. The contract amounts to USD 71.4 M, about SEK 500 M, which is included in order bookings for the fourth quarter.

The contract covers the continued expansion of the Good Samaritan Hospital in Puyallup, about 50 kilometers south of Seattle, Washington.

Skanska started work on the first phases of the extension at the beginning of the year. In total, Skanska's contracts for the project amount to USD 279 M.

Work is now commencing on the final phase of the project, which comprises a new 35,000-square-meter nine-story building with 80 individual patient rooms, emergency, surgery and imaging departments. The project also includes a central utility plant and a 15,000-square-meter parking garage.

Work on the new phase will begin immediately and construction is scheduled to be completed in late 2010.

Skanska will contribute to the project design and planning, which is being conducted in 4D using the Building Information Model (BIM).

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596
Pelle Berg, Press Officer, Skanska, tel +46 10 448 88 28
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

SEC
Mail Processing
Section

DEC 29 2009

Washington, DC
122

December 15, 2009
8:30 am CET

Anders Kupsu leaves Skanska to become Managing Director of Diligentia

Anders Kupsu, currently President of Skanska Commercial Development Nordic, has been named Managing Director of Diligentia, one of Sweden's largest real estate companies. Consequently, after 20 years with Skanska, he will leave the company this spring and preliminary he will assume his new position on July 1.

"Anders Kupsu has done an excellent job and contributed in developing our successful business within commercial property development. We wish him good luck in his new position," says Claes Larsson, Executive Vice President, Skanska and responsible in the Senior Executive Team (SET) for Skanska's Commercial Development businesses in the Nordics and Central Europe.

Anders Kupsu has served as President for Skanska Commercial Development Nordic for more than two years and before that as President for Skanska Residential Development Nordic. Recruitment of a successor is under way.

Skanska Commercial Development Nordic initiates and develops property projects within office, logistics and commercial buildings. Office operations are concentrated in the three metropolitan areas in Sweden, the Copenhagen area in Denmark and Helsinki, Finland. Development of logistics and volume commercial properties is conducted in strategic areas in Sweden, Denmark and Finland.

For further information please contact:
Anders Kupsu, President, Skanska Commercial Development Nordic, tel. 010-448 16 27.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with

expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

December 16, 2009
08:30 am CET

Skanska sells GreenBuilding property in Warsaw valued at SEK 740 M – sales profit totals approximately SEK 50 M

Skanska is divesting the Marynarska Point property in Warsaw for SEK 740 M, to the Luxembourg investment fund Investec GLL Special Global Opportunities Real Estate Fund FCP. The sales profit amounts to approximately SEK 50 M, which will be reported in the fourth quarter.

The building will be handed over during the fourth quarter of 2009.

The Marynarska Point office project, comprising a total of about 26,000 square meters of leasable space, was completed in the second quarter of 2008. The property is fully leased and tenants include Generali, DnB Nord, ACNielsen and ILF.

Marynarska Point is the second building in Poland to attain EU GreenBuilding status. The property's energy requirements are 31 percent lower than the stipulated Polish standard.

"Marynarska Point has all the qualities we aim to attain. It is modern, green, with flexible premises in an attractive location and is also fully leased. We will now move forward to develop new, future project opportunities in Poland," says Nicklas Lindberg, President of Skanska Property Poland.

Skanska Commercial Development Europe initiates and develops property projects in offices and logistics. The operation is concentrated in metropolitan areas in Hungary, the Czech Republic and Poland, and business is conducted in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information please contact:

Nicklas Lindberg, President, Skanska Property Poland,
tel + 48 502 74 60 25
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

December 22, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 22, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
December 22, 2009	Press Release	Skanska secures major project in East London for GBP 54 M, SEK 620 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

December 22, 2009
11:00 am CET

Skanska secures major project in East London for GBP 54 M, SEK 620 M

Skanska is to provide the mechanical and electrical installations for a major sports venue project in the east of London. The contract amount totals GBP 54 M, approximately SEK 620 M, which will be included in order bookings for the fourth quarter. The customer is Carillion, who is responsible for the overall delivery of the project.

Skanska will be responsible for the design, procurement and construction of all of the mechanical and electrical installations in two buildings as part of the complex. The two buildings comprise a total of 86,000 square meters.

Skanska's contract includes installations for electricity, ventilation, water and wastewater, as well as the cabling for the fire alarm, security and associated containment systems.

The ventilation element comprises 30 large plants, with nearly 70 large-size air-conditioning units and more than 570 fan coil units and 550 chilled beams which provide cooling to the space. Also included are a number of systems to secure the electricity supply. In total, over 350 km of electrical cabling and more than 15 km of pipe work of various dimensions will be installed throughout the complex.

The project maximizes the use of prefabrication, and Skanska are engaging with the supply chain to bring improvements to waste minimization.

In cooperation with the main contractor, there will also be a focus on a safe work environment and minimized injuries using the motto, Going for Gold.

Preconstruction has commenced and the main installation work will begin in January 2010, with completion scheduled for July 2011.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,800 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.